SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                        CERTIFICATE
Cinergy Corp. et al.                    OF
File No.  70-8589                       NOTIFICATION
(Public Utility Holding Company
Act of 1935)

With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a registered holding company ("Cinergy"), Cinergy Investments, Inc., Cinergy's nonutility subholding company ("Investments"), and Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy Services"; and together with Cinergy and Investments, the "Applicants"), and (b) authorized by the Commission in its September 21, 1995 order with respect thereto (Rel. No. 35-26376) (the "Order"), Services hereby notifies the Commission, on behalf of itself and the other Applicants, as follows:

1. For the period from the date of the Order through December 31, 1995 (the "Fourth Quarter"), none of the Special Purpose
Subsidiaries/1/ issued any Recourse Debt Securities./2/

2. General description of activities of Investments and Special
Purpose Subsidiaries during the Fourth Quarter and of projects in which they have an ownership interest:

(a) Investments. Investments acts as a subholding company of Cinergy with respect to the Cinergy system's nonutility subsidiaries. In that capacity, Investments continued to act as a pass-through financing vehicle (i.e., with funds from Cinergy) for its direct and indirect subsidiaries.

(b) PSI Argentina, Inc. PSI Argentina ("PSIArg") completed three transactions summarized below during or immediately preceding the Fourth Quarter. The completion of these transactions had the effect of selling substantially all of the assets of PSIArg and Costanera (although these companies remain in existence).

(i) PSIArg, through its wholly-owned subsidiary, Costanera, purchased 1,650,689 shares of Central Buenos Aires, S.A., an EWG located in Buenos Aires, Argentina ("CBA"): 1,192,579 shares on August 22, 1995, and 458,110 shares on September 14, 1995. The CBA shares were purchased at $1.00 per share.

(ii) PSIArg sold its entire interest in CBA to Entergy Power
Holding I, Ltd. on October 23, 1995 for $1.17 per share.

(iii) PSIArg, through Costanera, sold its entire interest (8,081,160 Class A shares) in Central Costanera S.A. to various nonaffiliates on November 30, 1995. The shares were sold as follows: 5,387,440 shares sold to Endesa Argentina S.A.; 2,020,290 shares sold to Enersis International Ltd.; and 673,430 shares sold to Chilectra International Ltd. These shares were sold at $2.45 per share for a total of $19,798,842.

(c) Costanera Power Corp.  See above.

(d) PSI Energy Argentina, Inc. PSI Energy Argentina continued to own an indirect interest in and to participate in the operation of Edesur, S.A., an electric distribution system serving the southern half of Buenos Aires, Argentina. PSI Energy Argentina acquired its interest in Edesur in the privatization of electric distribution assets in Argentina in 1992 and is an 8% shareholder in Distrilec Inversora, S.A., which owns 51% of the stock of Edesur. For further information respecting PSI Energy Argentina, reference is made to the Application and to the Form U-57 Notification of FUCO Status filed by Cinergy in respect of PSI Energy Argentina on February 21, 1995.

(e) PSI T&D International, Inc. This Special Purpose Subsidiary owns all of the outstanding capital stock of PSI Yacyreta, Inc.
and otherwise was inactive during the Fourth Quarter.

(f) PSI Yacyreta, Inc. This Special Purpose Subsidiary remained inactive during the Fourth Quarter.

(g) CGE ECK, Inc. This Special Purpose Subsidiary owns 3% of the outstanding capital stock of Eck s.r.o. and otherwise was inactive during the Fourth Quarter. Eck s.r.o. is a Czech limited liability company that owns and operates a generating facility in the Czech Republic.

(h) PSI Power Resource Development, Inc., PSI Power Operations,
Inc., PSI International, Inc. and PSI Sunnyside, Inc. All of these Special Purpose Subsidiaries remained inactive during the Fourth Quarter.

3. Information on intercompany service transactions involving the Special Purpose Subsidiaries during the Fourth Quarter:

(a) name of each associate company providing services and associate company recipient:

(i) Cinergy Services (service provider)/PSIArg (service recipient)

(ii) PSI Energy, Inc. (service provider)/PSIArg (service recipient)

(b) listing of services provided:

(i) Cinergy Services - accounting, legal

(ii) PSI Energy - facilities, office supplies and other overhead charges

(c) total dollar amount of services provided per associate company service provider:

(i) Cinergy Services - $68,000

(ii) PSI Energy - $16,000

4. The following financial statements are filed herewith:

(a) Special Purpose Subsidiaries Consolidating Financial
Statements, dated December 31, 1995

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S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     February 15, 1996

                                   CINERGY SERVICES, INC.

                                   By:/s/William L. Sheafer
                                   Treasurer

E N D N O T E S

/1/ As used herein, "Special Purpose Subsidiaries" refers to the following direct or indirect subsidiaries of Cinergy: Costanera
Power Corp. ("Costanera"), PSI Argentina, Inc., PSI Energy Argentina,
Inc., PSI T&D International, Inc., PSI Yacyreta, Inc., CGE ECK, Inc.,
PSI Power Resource Development, Inc., PSI Power Resource Operations, Inc., PSI International, Inc. and PSI Sunnyside, Inc. The foregoing entities, together with E P EDEGEL, Inc. ("EDEGEL"), were referred to in the Application as the "Existing Special Purpose Subsidiaries."
EDEGEL was sold to an associate company of Entergy Corporation on September 27, 1995.

"Special Purpose Subsidiaries" was further defined in the Application to include "New Special Purpose Subsidiaries" - that is, companies (in addition to the Existing Special Purpose Subsidiaries) to be organized (directly or indirectly) by Cinergy or Investments, from time to time following the issuance of the Order (through May 31, 1998), for the purpose of engaging exclusively (directly or indirectly) in the business of acquiring and holding the securities of, and/or providing services to, exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs").

/2/ Recourse Debt Securities has the meaning given to such term in the Order - that is, any promissory note, bond or other evidence of indebtedness issued by a Special Purpose Subsidiary to a nonassociate company with respect to which Cinergy or Investments issues a guarantee (including obtaining a letter of credit).